Filed by Nokia Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Infinera Corporation

Commission File No.: 001-33486

Nokia to acquire

Infinera

Friday, 26th June 2024

Nokia to acquire Infinera	Friday, 26th June 2024

Introduction

David Mulholland

Head of Investor Relations, Nokia

Good morning, ladies and gentlemen, and thank you for joining us to this call at short notice to discuss the agreement signed last night for Nokia to acquire Infinera. I’m David Mulholland, Head of Nokia Investor Relations, and on today’s call, I’m joined by four speakers: Pekka Lundmark, Nokia’s President and CEO; Marco Wiren, Nokia’s CFO; Federico Guillén, who is President of Nokia’s Mobile Network Infrastructure Business. And also joining us is David Heard, CEO of Infinera.

Before we get started, a quick disclaimer. During this call, we will be making forward looking statements regarding our future business and financial performance. And these statements are predictions that involve risks and uncertainties. Actual results may therefore differ materially from the results we currently expect. Factors that could cause such differences can be both external as well as internal operating factors. We have identified such risks in the Risk Factors section of our Annual Report on Form 20-F, which is available on our Investor Relations website. The same statements also apply for Infinera, and you can also review the Risk Factors section of Infinera’s Annual Report on Form 10-K, which is available on Infinera’s Investor Relations website.

Within today’s call, where we make references to growth rates, it will mostly be on a constant currency basis. Where we refer to margins, it will mostly refer to Nokia’s comparable reporting. The presentation accompanying today’s call has been published on Nokia’s investor relations website. Please note that Nokia has not yet closed its Q2 financial period, and is currently in its quiet, silent period in relation to results that will be announced on Thursday, the 18th of July. We would therefore like to note that during today’s call, we will only be discussing the transaction and not current trading or Q2 results. Please keep that in mind when we get to the Q&A session.

In terms of the agenda for today, Pekka will kick off with a high-level overview of the acquisition. Then David will introduce Infinera and give his perspective before Federico will outline the strategic rationale and Marco the financial impact. Finally, Pekka will conclude with some remarks before we move to the Q&A.

With that, let me hand over to Pekka.

Nokia to acquire Infinera

Pekka Lundmark

President and CEO, Nokia

Thanks, David and hello everyone. Thank you for joining the call today. So last night we announced a definitive agreement for Nokia to acquire Infinera in a deal we believe has strong strategic and financial rationale. There are three key drivers behind the deal.

Nokia to acquire Infinera	Friday, 26th June 2024

Strong strategic rationale and synergy opportunity

First, we see a strong strategic and synergistic rationale for the transaction. We have long said that one of the key drivers we needed to improve the profitability of our optical business was scale. We have been doing well in proving that organically recently, but we believe this transaction can help us to accelerate the journey to a double-digit operating margin in optical. Importantly, it will also help us to accelerate our product roadmap and enable us to deliver better cos- – better products for customers. We see a strong strategic fit with highly complementary customer, geographic and technology profiles between the two companies. The timing is also optimal to build on the strong momentum both businesses have had in recent years, which Federico and David will go through shortly. And this will improve our long-term growth opportunities. From a synergy perspective, we target net run rate synergies of €200 million by 2027 at the operating profit level.

Enhance NI position and accelerate webscale growth

Secondly, we believe this transaction will strongly enhance our network infrastructure business, especially when combined with the announcement we made yesterday regarding the divestment of our submarine networks business. Going forward, there will be three strong and synergistic pillars to our network infrastructure business in fixed networks, IP networks and optical networks.

The transaction will also increase our enterprise exposure in NI, particularly when considering Infinera’s recent web scale design wins in systems and pluggables. The combined business will have over 600 million of annual web scale sales in optical.

Create shareholder value with >10% EPS accretion and strong RoIC

And finally, in terms of the financials, the price we are paying is $6.65 per share, and at least 70% will be paid in cash with the balance in Nokia stock. Nokia’s board has also, however, committed to increase Nokia share buyback programme to mitigate dilution from the transaction to Nokia shareholders. The purchase price equates to an enterprise value of $2.3 billion, and pro-forma for the €200 million of target synergies implies we are paying a multiple of 7.5 enterprise value over EBIT. We expect the transaction to be accretive to Nokia, comparable operating profit and EPS in year one and to deliver over 10% comparable EPS accretion in 2027, assuming the transaction closes by the first half of ‘25. We also expect the acquisition to deliver a return on invested capital comfortably above Nokia’s cost of capital.

With that, let me welcome David Heard, the CEO of Infinera, to the call. And thank you, David, for joining us. I’m very much looking forward to what our two companies can achieve together. Yeah.

Infinera - a leading Optical Networking specialist

David Heard

CEO, Infinera

Thanks, Pekka. Good morning, everyone. Today is an exciting day for Infinera employees, customers, partners and shareholders as we announced plans to join forces with Nokia.

Nokia to acquire Infinera	Friday, 26th June 2024

Company overview

For those of you who aren’t familiar with Infinera, let me give you a quick snapshot of our company. Over the last five years, we’ve been on a transformational journey to bring Moore’s Law to optical networking through our open and agile solutions. During this period, the Infinera team has achieved a solid track record of accomplishments. We’ve built an impressive team of innovators, including a world class coherent optical R&D team, introduced advanced products and services including our leading compact modular GX platform, streamlined our optical systems portfolio, won contracts with major telecommunications service providers around the world, meaningfully expanded our market share with web scalers, and launched a new line of pluggables and intra data centre solutions. At the same time, we’ve delivered above top line market growth and expanded our operating margins by more than 1000 basis points.

Looking ahead, we could not be more excited about our combination with Nokia. For many years, I’ve said that scale and vertical integration are critical to success in this business. In partnership with Nokia, we can now make this a reality. Together, we expect to set the pace of innovation, creating a compelling product roadmap powered by the highest performing optical technologies that we believe will deliver the lowest cost and power per bit, with the most agility for our customers. With greater scale and deeper resources, we expect to be able to address the rapid [inaudible] market and better service our customers; from web scalers to CSPs to AI companies inside the data centre. We will have global reach and an unparalleled focus on bringing optical solutions to market that help customers manage this unprecedented growth in digital traffic. We’re especially excited to join forces with Nokia, a company that is aligned with our mission and, quite frankly, our culture. We share a passion for technology, innovation, quality, customer satisfaction and driving shareholder value. Finally, we’re very pleased that this transaction will provide all of our stakeholders with an opportunity to participate in the upside of a global leader in optical networking solutions.

With that, I’ll turn it back over to Federico. Federico.

Optimal timing ahead of market recovery from 2025

Federico Guillén

President Mobile Network Infrastructure Business, Nokia

Thank you very much, David. And hello, everyone. I am Federico Guillén, President of Nokia Network Infrastructure Business. And I want to spend some time digging a bit deeper into what Pekka has explained around the recent progress we have made within our optical network business, and why this transaction makes sense. After we created network infrastructure in the beginning of 2021, we made a decision to increase our organic investment into optical networks in order to get it to a place of technological leadership. The team has done a tremendous job since then, significantly improving the competitiveness of our portfolio and the financials. We have made a number of technological advancements over the past few years. For example, the launch of the PSE-V based product a few years ago was a very important step in improving our product competitiveness and, in essence, put us back on the map. We then follow that up quickly with the PSE-6s, which we launched at the start of 2023. PSC-6s is a product which was already in the hands of our customers in late ‘23. It has been receiving great feedback and we have already received orders from 15 customers. The product is the best performing available on the market today, offering 2.4TB per second in a single line car, and can deliver 800 gigabits per second at distances of over 2000km. We also offer our customers the complete suite of products for complete line system to transponders and pluggables, and all wrapped up in our end-to-end optical network automation solutions, which simplify operations and TCO by leveraging AI and machine learning capabilities.

Nokia to acquire Infinera	Friday, 26th June 2024

This has also driven a significant improvement in the financial performance. The business has grown at a 4% CAGR in constant currency, gained market share, and improved its operating margin by ten percentage points, going from loss making in 2020 to a high single digit operating margin business last year.

Highly complementary geographic footprints in Optical…

So we have two businesses, Nokia and Infinera, that have good momentum. And that is obviously an important part of why we believe now is the optimal time to merge. This decision is also shaped by the market environment. You are well aware that the optical market has been soft since late ‘23 and remains so in 2024.

Optimal timing ahead of market recovery from 2025

We do believe, however, that we will start to see a return to growth from 2025 onwards. And as you can see Omdia is forecasting a healthy 5% CAGR growth rate for the market through the rest of the decade. The fundamental need to invest in optical transport remains strong and is driven by the demands that AI and cloud will place on the network in the coming years. An important part of the acquisition is also how it will increase our penetration into Webscale. The combination will increase Nokia’s overall enterprise sales to approximately €2.8 billion on a pro forma basis for 2023, and the combined optical business will have over €600 million of sales from Webscale. Infinera’s recent wins in this space will also be an important driver of this into the future and will ensure that the combined business is well exposed to the growing segments of the market. We also see some exciting new opportunities in how the optical portfolio could enter into new opportunities, such as intra data centre for servers to server connections to support the increasing demand of new AI workloads.

Highly complementary geographic footprints in Optical…

Another reason why this acquisition makes sense is the fact that the two businesses have highly complementary geographical footprints. Nokia’s strength in optical has historically been in the Europe, Middle East and Africa, Latin America and Asia Pacific regions, as you can see on this slide, accounting for over 70% of its sales. The US, while an important market, was less than 20% of sales last year. Infinera, on the other hand, has a strong position in the US market with this region making 60% of its sales. Combined, this significantly strengths our presence in the optical market across regions and globally.

Scale is critical in highly fragmented optical market

Taking a step back and looking at the competitive landscape, as you can see on the slide, optical remains one of the few network equipment markets that is still highly fragmented, with a long tail of small players. This creates a challenging environment, especially when it comes to being profitable. This is why scale is so important, as they were referring before. And through the combination of Nokia’s and Infinera’s optical business, we believe we will have the scale necessary to be a strong competitor. If you then take our improved scale and put that against the optical market forecast, Nokia is well positioned to participate in this growing market.

Nokia to acquire Infinera	Friday, 26th June 2024

Combined company expected to deliver faster innovation

Finally, from my side, I’m really excited about what the combination will enable us to do for our customers. The first thing I want to say, and this is in the DNA of Nokia, is that we progressed through this acquisition and the integration processes. We will look after customers and ensure that they see as little disruption as possible. We have done it before in optical when we brought Alcatel-Lucent together, and we are committed to doing it again with this transaction. The combined business will, I believe, have a very special mix of capabilities to deliver the best possible outcomes for our customers. We’ll have an expanded DSP team that will really help us to accelerate our product roadmap.

Significantly improves Optical’s operational and financial profile

Separately, we have been able to improve our competitive position in recent years, but together, this means that we need to make fewer trade-offs when allocating resources across different product developments efforts and deliver broader and more complete product roadmaps for customers. This will be supported by our fundamental research within Nokia Bell Labs, ensuring that we have access to real, cutting-edge innovations in the optical domain. The combined team will also have a more complete technological capability across different material science, using optical greater vertical integration and increase our capabilities in pluggables and the offerings towards intra DC applications.

Finally, on the integration capabilities, it will enhance our manufacturing capabilities with Infinera’s US-based fabrication and packaging expertise. Bringing all of these elements together, we will be able to deliver faster innovation, accelerate our product roadmap and deliver customers a broader and more complete product offering.

With that, let me hand over to Marco to touch on some of the more financial aspects.

Target EUR 200 million net comparable operating profit synergies by 2027*

Marco Wiren

CFO, Nokia

Thank you, Federico, and good morning from my side as well. To reiterate, from an operational standpoint, this deal both improves our diversification into Webscale and increases our presence in the North American market. Both are important for long term growth potential.

Looking at the financial aspect, the combination will increase our revenue scale by 75% to €3.4 billion on a pro forma basis in optical. And if we consider the synergy opportunity as well, this gives us the opportunity to significantly improve the operating margin profile of our optical business. In 2023, Nokia’s optical networks business delivered a high single digit operating margins, benefiting from some of the supply chain catch up volume, while Infinera unopposed share-based compensation basis was a low single digit. And if you compare these and the pro forma for the synergies we target, the combined business should be solidly double-digit margin business.

Nokia to acquire Infinera	Friday, 26th June 2024

And I will now explain further the synergies and the opportunities we see. We target €200 million of net operating profit synergies by 2027, based on the deal closing in the first half of ‘25. And we would expect some synergies to already start next year and continue to ramp up to the 200 million by 2027. To be clear, this is net of any desynergies[?] we might experience from the merger. But given the highly complementary nature of the two businesses, we expect those to be minimal.

Then in terms of where these synergies are expected to be generated from, about one third will come from cost of sales, where operational efficiencies can be found in areas like vendor contract negotiations, services and through a more verticalised portfolio. The other two thirds of synergies are expected to come from operating expenses through reductions in support functions costs and other standalone entity costs of Infinera. Also, the new optimised portfolio roadmap will generate savings even with our target to accelerate the product roadmap.

Acquisition expected to generate over 10% EPS accretion

Then looking at the impact to Nokia Group. We anticipate that this transaction will be accretive to both Nokia’s comparable operating profit and EPS in the first year and expect it to deliver more than 10% accretion to our comparable EPS by 2027. This is expected to come through the combination of the growth opportunities we see and the synergies that I just discussed. It will deliver a return on invested capital that is comfortably above Nokia’s weighted average cost of capital, making this highly attractive and creating significant value for shareholders. And we expect that this transaction, we would remain within our net cash target range of 10-15% of net sales. And this is including the upfront cash out in funeral debt repayments and the share buyback.

With that, let me hand it back over to Pekka and to provide some final thoughts.

Transaction strongly aligned to our corporate strategy

Pekka Lundmark

President and CEO, Nokia

Thanks a lot, Marko. As many of you are aware, last year we launched a new strategy based on six pillars that you can see here on this slide. I strongly believe that the acquisition of Infinera aligns strongly to a number of the boxes, and with the direction we are looking to take Nokia in the future. In the first pillar, we are significantly increasing our scale in optical and with the broader CSP market. This deal increases our enterprise and Webscale presence and, with Infinera’s recent design wins with these customers, ensure that we have a continued path towards growth and further expansion here. As we continue to actively manage our portfolio, we are significantly increasing our technology offering, as Federico described, and this will enable us to offer better solutions to our customers. This is supportive of our initiative to build new business models, particularly as we strengthen our presence in the pluggable space, and finally, partly on the new business model, but also on our ESG commitments. We see new opportunities within the data centre where new low power, high performance intra data centre chips can improve the power efficiency of server to server communications, which is expected to be a high growth area driven by web scale.

Nokia to acquire Infinera	Friday, 26th June 2024

Network Infrastructure strengthened with 3 market leading pillars

With the combination of our existing optical business and Infinera, our network infrastructure business will be significantly strengthened. Also, following the agreement we announced yesterday to divest submarine networks, which has previously been part of our new business group, the business group will now be built on three market-leading pillars. Fixed networks continues to be well positioned to benefit from strong demand in the fibre market. This is evident in markets where fibre is not yet deployed around the world, and in more mature markets where customers are starting to upgrade to XGS-PON or 25G PON. Elsewhere, government funded projects are expected to start towards the end of this year, and Nokia was the first vendor to announce the availability of Biomerica compliant products. Given these dynamics and opportunities, we target mid-single digit growth for fixed networks. Our IP networks business continues to see the ramp of FP5 and FPcx routing products and the expansion into new markets like data centre switching. It has been showing continued momentum in expanding its presence beyond CSPs into the enterprise and Webscale markets, and we expect this to continue. In this business, we are also targeting mid-single digit growth.

We have spent most of this call explaining our new strengthened position in optical, which we believe has at least a mid-single digit growth opportunity, and now a compelling path to a mid-teens operating margin. These businesses combined will give us a unique position in network infrastructure. On a pro forma basis, for the two transactions, network infrastructure will be an €8.4 billion revenue business that targets mid-single digit net sales growth, and with margins that would pro-forma be around 12%, but we believe can expand over time to mid to high teens.

Key takeaways

And then to wrap up before Q&A. We are very excited about the opportunities that the increased scale of this transaction will bring. Nokia will benefit from strong positions in both North America and with Webscale customers. Our customers will benefit from a broadened product portfolio with greater innovation and faster time to market. The deal creates value for both Nokia and Infinera shareholders.

With that, let me turn it back over to David to start the Q&A session.

Q&A

David Mulholland: Thank you to all four of the presenters we’ve had today for the Q&A session. We also have James Watt, the Head of our Optical Networks Business, on the line, just in case any specific questions come up. As a courtesy to others in the queue, could you please limit yourself to one question and a brief follow up? George, could you please give the instructions?

Operator: We will now begin the question and answer session. If you are also viewing the video webcast, please remember to mute the audio on your computer before asking your question as there is a 32nd delay. To ask a question, you may press star and one on your telephone keypad. If you are using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question, please press star and two. I will now hand the call back to Mr David Mulholland.

David Mulholland: Thanks, George. We’ll take our first question this morning from Jakob Bluestone[?] from BNP Paribas Exane. And Jacob, please go ahead.

Nokia to acquire Infinera	Friday, 26th June 2024

Jacob Bluestone (BNP Paribas Exane): Thanks. Thanks, David. Thanks. Congratulations on the deal, guys. I was wondering if you could maybe go a little bit deeper into the synergies, given the [inaudible] account for the vast majority of the earnings accretion that you’re guiding from? Can you maybe just explain a little bit more detail where exactly, particularly the OpEx synergies are coming from? And if you can maybe also expand a little bit on how much is in-sourced versus outsourced in terms of the manufacturing? Thank you.

David Mulholland: Federico, do you want to start?

Federico Guillén: Yeah, sure. Basically you look at the level of synergies that we are targeting, we do not believe that these are too aggressive in the context of a combined business, which will have a cost of sales of about 2 billion and the operating expenses of about 1 billion. Our ambition with this transaction is to be able to deliver faster innovation to our customers and accelerate product roadmaps. And of course, on top of that, we separately have the experience of having made this type of integration and deliver the synergies before. In our side, my team and I were part of the Alcatel-Lucent integration in optical and fixed business in the past. And David might comment also on the experience that we have in Infinera with the Korean acquisition. And in both cases, we deliver successfully and in the in the programme time.

David Mulholland: David, did you want to comment?

David Heard: No. I think as Federico said, I think my experience in doing this, especially with open networks, is those synergies are quite reasonable.

David Mulholland: So did you have a follow up, Jacob?

Jacob Bluestone: Yeah. Just if you could maybe comment on – I mean, obviously we’re a little new to Infinera on the European side. So how much of your manufacturing is in-sourced versus outsourced?

David Heard: Yeah. No, it’s a good it’s a good question. I would tell you that in our world it’s very much like a PC where optical processors or optical engines optical, semiconductors are a very large portion of the bill of materials that were typically bought merchant[?] in the network. We make our own in our US-based fabs, and that is a very large portion of our bill of materials. So we do all that ourselves. That is the high value stuff that drives high margins. The lower value stuff in terms of assembly and test is all done with contract manufacturers. So that’s what allows us to drive margins. And the additional volume coming with this partnership will drive margin expansion by leveraging that vertical integration.

David Mulholland: Thanks, Jacob. We’ll take our next question from Andrew Gardner[?] from Citi. Andrew, please go ahead.

Andrew Gardner (Citi): Thank you very much. I was interested in the customer reaction you may have had to this. I presume you’ve had some conversations with the customer base ahead of announcing this. And perhaps in particular for the Infinera team, David, you announced a number of new contract wins on your last earnings call. I think at the time there was some concern amongst the market that, yes, you’d won these deals, great, in terms of sort of a statement about your technology position, but would there be incremental R&D required in order to support those deals? Just sort of interested in how they’re being part of Nokia might help that. And I suppose in particular, the reaction from the customers, have they been encouraging you guys to do such a deal to gain scale and support your technology? Anything additional on that side would be helpful. Thank you.

Nokia to acquire Infinera	Friday, 26th June 2024

Federico Guillén: I will leave the floor to David afterwards, but the first reaction of the customers that we contacted yesterday after the announcement, in both sides of the world, I would say, we’re very positive; from positive to very positive, and we’re excited about that because the first reaction on both Nokia and Infinera, and they refer to both, were positive that together we’re going to create a great platform for innovation in the future. So David, you can share what you got.

David Heard: No, thanks Federico. Yeah. No. For the last five years, look, what our customers really, really care about is driving lowest cost per bit, lowest power per bit, which is becoming super important right now. And so driving the scale has always been something they’ve pushed us towards as well as obviously the financial strength and reach that we were not able to get on our own with something that that they wanted to see us accentuate. And that was prior to the transaction, those would just be discussions going on. Although it’s early, I would tell you, the initial reactions from our client base, both across Webscale and CSPs has been extremely positive along that same theme.

David Mulholland: Did you have a follow up, Andrew?

Andrew Gardner: No. That’s clear. Thank you, David.

David Mulholland: Thanks, Andrew. We’ll take our next question from Sandeep Deshpande[?] from J.P. Morgan. Sandeep, please go ahead.

Sandeep Deshpande (JP Morgan): Yeah. Hi. Thanks. Good morning and congratulations on the deal. I want to go back to the synergies question. I mean, has Nokia identified the products where there is overlap and which products are going to be developed going forward? Or are there lots of products where there is very low overlap that, you know, they can be independently developed and that – because, you see, you’ve we’ve seen in the past in these mergers, whether it was in wireless in particular, but also in the Alcatel-Lucent merger, the product that goes forward causes issues with customers, given that some customers do like a particular product, and then when a different product is chosen to go forward, there tend to be share losses. So is there going to be a lot of that revenue desynergies associated with that, and has that been identified? Thank you. Okay.

Federico Guillén: So let me start from the beginning. It is early. It is early to comment on which product offering will prevail. But the good news is that the technology has evolved from the times of Alcatel-Lucent or Infinera and Korean. Now we have a lot of customers where we deliver open line systems with alien wavelengths already. And those type of decisions, of course, will be made early in the in the process after closure. We cannot still today tell you what are we going to specifically deliver in the future. The good news is that we can work together to deliver the commitments that we have today to our customers, and they work on a common platform for the future generations of products. And this is the way things are done in in optical. The openness is, of course, helping us on this.

Sandeep Deshpande: Thank you.

David Mulholland: Did you have a follow up?

Sandeep Deshpande: No. That’s it. Thank you.

Nokia to acquire Infinera	Friday, 26th June 2024

David Mulholland: Thanks, Sandeep. We’ll take our next question from Sammy Sarcomes[?] from Danske Bank. Sammy, please go ahead.

Sammy Sarcomes (Danske Bank): I would actually like to continue on the previous topic. So maybe if you can discuss a bit the integration plan from process and timeline perspective, why do you think it will be relatively straightforward to combine forces from product offering and R&D roadmap perspectives? I think we are all mindful of the previous challenges with Alcatel-Lucent acquisition where there was overlap in terms of products?

Federico Guillén: Well, yeah. But the Alcatel-Lucent acquisition, of course, there were overlaps on products on the mobile side. In this case, we’re talking about optical and we feel very confident that because of what I just said, we feel very confident that the converging the roadmaps in this particular technology stage is going to be much easier than in the mobile world. On top of that, as, as you know, in optical and in other technologies within NI, we don’t do swaps, for example, which is also very important. We cap and grow on our technology.

So the key thing, and David and I agree 100%, and James, on this is make decisions as fast as possible during the integration process. We have a very detailed plan on when do we have to make each decision during the first 100 days and then execute. Execute is something that we know how to do. And decisions is something that we’ll do fast in the process, once, of course, the deal is approved.

David Heard: Yeah. I might add if it helps, Federico. The networks are open, more open now than ever. Last year, Infinera’s sale of transponders onto open line systems was over 50%. And that really eases the integration value going forward in the integration ease. Secondarily, we did another optical integration at scale back in 2018 and 2019, and we met our integration goals. In fact, we exceeded those goals in the time period that we laid out publicly. And these goals are very conservative in lines to that.

David Mulholland: Thanks, David. Sammy, did you have a follow up?

Sammy Sarcomes: Maybe just curious on the market outlook you now talk about 5% CAGR, going forward, I think in the December progress update, it was only 1% CAGR. So can you please explain why there is such a big difference in the market outlook now?

David Mulholland: Maybe I can just take that one quickly. Sammy, the commentary that we gave you in December, we gave figures for the growth rates we expected by business group. Yes, we said the market opportunity, we saw a CAGR of 1% then, but that was quite specific to some of the exposures we had in our optical business. Part of the benefit of what this will mean to our future optical business is strengthening our position in Webscale and in North America, that improves the potential opportunity for our optical business to grow going forward. And we’re also now giving a comment specific to the optical networks growth outlook rather than the overall market. But, Federico, maybe you want to –

Federico Guillén: I want to add something. Normally the optical business until now it grew driven by two factors, the growth of traffic from the mobile access network and the growth of traffic by the fixed access network. But we are seeing lately is that this growth has a third dimension, which is data centre. Data centre. Artificial intelligence is driving already starting to drive a lot of traffic into the network. And therefore, I am not surprised that Omdia and other analysts are increasing the CAGR projected into the future, plus the recovery of fibre to the home across the world.

Nokia to acquire Infinera	Friday, 26th June 2024

David Mulholland: David, did you have anything you wanted to comment as well? Maybe on the web scale side and what you’re seeing?

David Heard: Yeah, no, the volumes just in traditional optical networks, when you’re selling these optical solutions and optical semiconductors, when you’re dealing with long haul and subsea, you sell tens of thousands of transponders. When you go to metro, you have the ability to move that, to call it 100,000, hundreds of thousands. When you go inside the data centre, the growth with AI is real. It is tremendous. And it goes into the millions. And the enormous opportunity, albeit it’s early, but I think we’re putting together the right portfolio to position for both those macro markets as well as inside the data centre.

David Mulholland: Thanks, Sammy. We’ll now take the next question from Didier[?] [Inaudible] from Bank of America. Didier please go ahead.

Didier (Bank of America): Good morning gents. Congrats on the transaction. Maybe just wanted to actually ask another question on the Webscale opportunity, since it seems to be clearly the real driver for the transaction. So maybe just as a clarification, I mean, Infinera historically has got a very strong IP portfolio in photonics. So I just wondered, A, on the AI server opportunity or AI data centre opportunity, do you intend to sell systems or would you sell actually also silicon photonics type that would be stacked up with the GPUs and HBMIs?

David Mulholland: Then maybe you can take that.

David Heard: Sure. So certainly the traffic growing by AI allows us to sell both the optical systems and transponders that interconnect these data centres that are growing at a record pace. And those are systems which are systems, software and services. Inside the data centre, we have the ability to leverage our material science, both indium phosphide as well as silicon photonics to lower the power rate that’s connecting these GPUs. And that can be done in subsystem sales or chip sets that get sold into that ecosystem that’s connecting those power hungry GPUs. So both.

Didier: Thank you. Yeah, yeah. No, that’s very clear. And that’s helpful. And do you have a line of sight of design wins with the with the current incumbents in AI processes or AI servers?

David Heard: So again at Infinera, we announced our product line at OFC this year of ICD products and have announced that our first test chips are out and that we expected to see progress on those design wins as we close the year. So stay tuned.

Didier: Thank you so much.

David Mulholland: Thanks, Didier. We’ll take our next question from Felix Hendrickson[?] from Nordea. Felix, please go ahead.

Felix (Nordea): Reply. Congrats on the deal. And I wanted to continue on the Webscale topic. If you could just give us a bit more colour on the Webscale exposure in[?] Infinera how the sort of current 30% exposure that this customer segment has developed over the past year and what sort of growth rates have been witnessed among these clientele? Thanks.

David Mulholland: Maybe do you want to go ahead?

Nokia to acquire Infinera	Friday, 26th June 2024

David Heard: Yeah. No, I think that’s great. I think when I joined Infinera five, six years ago, our exposure from a percent of revenue was 10% to the Webscale. Last year directly, that exposure in 2023 revenues directly was over 30% of our business, as well as those Webscalers are beginning to make decisions as they land cables in other jurisdictions like India, Africa, Asia, around the world where they’re laying out what network infrastructure they want, that terrestrial network built on. Those are called managed fibre optic networks, but they make the network decision. Together, those managed fibre networks and our direct exposure to the Webscalers was 50% in 2023. While Webscalers are about, call it, 20-25% of the addressable market for the systems world, that business is growing at a very high rate compared to the service providers. The opportunities inside the data centre although early again provide more TAM expansion for the combined group in the future.

David Mulholland: Thanks, David. Felix, did you have a follow up?

Felix: Yeah. Just a just a quick one. Have there been any conclusions or decisions on what kind of roles will the Infinera top executives adopt in the newly combined entity?

Federico Guillén: It is early to say that. But listen, I am delighted to have two talented teams coming together. Of course, this is the type of decisions that we will be making over the next months while we get approval. But like they say in the good sport team, when we have too many stars, that’s a good problem to have. I’m counting, of course, on the Infinera executive team. And please, David, feel free to add.

David Heard: No, we’re excited. This is really about doubling the pace of innovation and taking advantage of a large opportunity at the next optical cycle, where optical is more important than ever, driving around the network and inside the data centre. So we’re excited and I plan to be part of that.

David Mulholland: Thanks, David. We’ll take next and possibly last question, unless anyone else wants to join the queue from Joseph Zhou[?] from Barclays. Joseph, please go ahead.

Joseph Zhou (Barclays): Hi, James. Thank you for taking my questions. I have one and then the follow up. So firstly how much of your synergies will come from insourcing of chips are you buying from Infinera, if any at all?

Federico Guillén: Is sorry to say, obviously, as David pointed out before, these are business of scale and volume. When volume comes, obviously we’re going to have synergies on the cost of sales. And we estimate today that it’s going to be one third of the of the synergies. However, we will have to analyse it. And as David also said, we believe that the targets are achievable really achievable [inaudible].

Joseph Zhou: Yeah. And my follow up is just on your margin guidance. And so I think previously for NI it was mid-teens. Now you have upgraded that to mid to high teens. But you also had another disposal yesterday, the ASN disposal. So that mechanically leaves margin by 100 to 250 bits. So it doesn’t sound to me that there is any kind of underlying upgrade to the guidance despite the 200 million of synergies. And also I think previously you already targeted the optical business to have a double-digit margin. And that doesn’t seem to change with the synergies that that you’re going to generate. I just wonder whether it’s due to conservatism or is this kind of a you figure it’s difficult to achieve those targets without scales, so you have this kind of inorganic action?

Nokia to acquire Infinera	Friday, 26th June 2024

Speaker: Well, actually, when you look at the facts on the table, there are two things that have changed. The first one is that ASN will be divested. And as we said yesterday, that will increase the NI margin by 100 to 150 basis points. That’s the first fact. And then the other fact is that we are going after €200 million of synergies. And as has been pointed out several times on this call, that 200 million is not a particularly stretched target. We believe that it’s fully, fully achievable.

So those two are the hard facts. And obviously, the synergy execution will take some time. We estimate that it will take until ‘27 to achieve that number. And of course, when we say, and this is the important point here, when we say that GNI will target mid to high teens, it is an evolution that we would expect that would start around the lower end of that scale and then gradually grow towards the higher end of that scale once we once we execute on synergies.

David Mulholland: Thanks, James[?]. I think that’s the last question we have for today’s call. So thank you all for joining us this morning, especially at short notice. That does conclude today’s call. I would like to remind you that during the call today, we have made a number of forward-looking statements that involve risks and uncertainties. Actual results may therefore differ materially from the results currently expected. Factors that could cause such differences can be both external as well as internal operating factors. We have identified such risks in the Risk Factors section of our Annual Report on Form 20 F, which is available on our Investor Relations website. Thank you all for joining us today, and especially to David for joining us from California. Good morning and good night all.

[END OF TRANSCRIPT]

Additional Information and Where to Find It; Participants in the Solicitation

Infinera Corporation (“Infinera”), the members of Infinera’s board of directors and certain of Infinera’s executive officers are participants in the solicitation of proxies from stockholders in connection with the pending acquisition of Infinera (the “Transaction”). In connection with the Transaction, Nokia Corporation (“Nokia”) intends to file with the SEC a registration statement on Form F-4 that will include a proxy statement of Infinera and that also will constitute a prospectus of Nokia with respect to shares of Nokia’s ordinary shares to be issued in the Transaction, which will be represented by American depositary shares (such registration statement, the “Proxy Statement/Prospectus”).

Christine Bucklin, Greg Dougherty, David Heard, Sharon Holt, Roop Lakkaraju, Paul Milbury, Amy Rice, George Riedel and David Welch, all of whom are members of Infinera’s board of directors, and Nancy Erba, Infinera’s chief financial officer, are participants in Infinera’s solicitation. Information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus and other relevant documents to be filed with the SEC in connection with the Transaction. Additional information about such participants is available under the captions “Our Board of Directors,” “Our Pay” and “Our Stockholders—Security Ownership of Certain Beneficial Owners and Management” in Infinera’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders (the “2024 Proxy Statement”), which was filed with the SEC on May 17, 2024 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1138639/000113863924000128/infn-20240517.htm), as amended on June 4, 2024 (available at https://www.sec.gov/Archives/edgar/data/1138639/000113863924000162/infn2024proxystatementdef1.htm). To the extent that holdings of Infinera’s securities have changed since the amounts printed in the 2024 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001138639). Information regarding Infinera’s transactions with related persons is set forth in the 2024 Proxy Statement under the caption “Certain Relationships and Related Party Transactions.” Certain illustrative information regarding the payments to that may be owed, and the circumstances in which they may be owed, by Infinera to its named executive officers in a change of control of Infinera is set forth in the 2024 Proxy Statement under the caption “Estimated Payments and Benefits Upon Termination, Change of Control or Death/Disability.”

Nokia to acquire Infinera	Friday, 26th June 2024

Promptly after the Proxy Statement/Prospectus is declared effective by the SEC, Infinera will mail the Proxy Statement/Prospectus and a WHITE proxy card to each stockholder entitled to vote at the special meeting to consider the Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF INFINERA AND NOKIA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT INFINERA OR NOKIA WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INFINERA, NOKIA AND THE TRANSACTION.

Stockholders may obtain free of charge, when filed, the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Infinera or Nokia with the SEC in connection with the Transaction at the SEC’s website (http://www.sec.gov). Copies of the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Infinera with the SEC in connection with the Transaction will also be available, free of charge, at Infinera’s investor relations website (https://investors.infinera.com/), or by emailing Infinera’s investor relations department (apassi@infinera.com). Copies of the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Nokia with the SEC in connection with the Transaction will also be available, free of charge, at Nokia’s investor relations website (https://www.nokia.com/about-us/investors/), or by emailing Nokia’s investor relations department (investor.relations@nokia.com).

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, and there will not be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

Nokia to acquire Infinera	Friday, 26th June 2024

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this communication may be characterized as forward-looking under the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially.

Statements in this communication that are forward-looking may include statements regarding: (1) the Transaction; (2) the expected timing of the closing of the Transaction; (3) considerations taken into account in approving and entering into the Transaction; (4) the anticipated benefits to, or impact of, the Transaction on Nokia’s and Infinera’s businesses; and (5) expectations for Nokia and Infinera following the closing of the Transaction. There can be no assurance that the Transaction will be consummated.

Risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, in addition to those identified above, include: (1) the possibility that the conditions to the closing of the Transaction are not satisfied, including the risk that required approvals from Infinera’s stockholders for the Transaction or required regulatory approvals to consummate the Transaction are not obtained, on a timely basis or at all; (2) the occurrence of any event, change or other circumstance that could give rise to a right to terminate the Transaction; (3) possible disruption related to the Transaction to the current plans, operations and business relationships of Nokia and Infinera, including through the loss of customers and employees; (4) the amount of the costs, fees, expenses and other charges incurred by Nokia and Infinera related to the Transaction; (5) the possibility that the stock prices of Nokia or Infinera could fluctuate during the pendency of the Transaction and may decline if the Transaction is not completed; (6) for both Nokia and Infinera, the possible diversion of management’s time and attention from ongoing business operations and opportunities; (7) the response of competitors and other market participants to the Transaction; (8) potential litigation relating to the Transaction; (9) uncertainty as to the timing of completion of the Transaction and the ability of each party to consummate the Transaction; and (10) the other risks and uncertainties detailed in the periodic reports that Nokia and Infinera file with the SEC. All forward-looking statements in this communication are based on information available to Nokia and Infinera as of the date of this communication, and, except as required by law, neither Nokia nor Infinera assumes any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.